Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Comparison of Period to Period Results of Operations

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.441 (NIS/$US) as of September 30, 2020.

Research and Development Expenses, net

Our research and development expenses, net for the nine months ended September 30, 2020 amounted to NIS 43.6 million (approximately $12.6 million) compared to NIS 37 million (approximately $10.8 million) for the nine months ended September 30, 2019. The increase in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 was primarily due to higher costs associated with the pivotal Phase 3 trial.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the nine months ended September 30, 2020 amounted to NIS 12.4 million (approximately $3.6 million) compared to NIS 8.7 million (approximately $2.5 million) for the nine months ended September 30, 2019. The increase primarily resulted from share-based payment expenses of NIS 6 million (approximately $1.7 million), offset by a decrease in salaries due to a management bonus of NIS 1.2 million (approximately $0.35 million) that was paid during the nine months ended September 30, 2019.

Operating Income

Our operating income for the nine months ended September 30, 2020 amounted to NIS 19.4 million (approximately $5.6 million) compared to an operating loss NIS 45.8 million (approximately $13.3 million) for the nine months ended September 30, 2019. The increase in total operating income primarily resulted from other income of NIS 78.5 million (approximately $21.9 million) due to revaluation of IIA and EIB liabilities on our balance sheet in accordance with IFRS standards following the failure of the pivotal Phase 3 trial, offset by increases in research and development and marketing and general and administrative expenses.

Financial Expense, Net

Our financial expenses, net for the nine months ended September 30, 2020, amounted to NIS 9.8 million (approximately $2.8 million) primarily from financial expenses related to warrants revaluation in the amount of NIS14.5 million (approximately $4.2 million), offset by financial income in respect of the loans from EIB and IIA and currency exchange income in the amount of NIS 5 million (approximately $1.5 million), compared to financial expense in respect of loans from EIB and IIA, currency exchange and warrants revaluation in the amount of NIS 20 million (approximately $5.8 million) during the nine months ended September 30, 2019.

Net Profit (Loss)

As a result of the foregoing, and as we have not yet generated revenues since our inception, our net income for the nine months ended September 30, 2020 was NIS 9.6 million (approximately $2.8 million), compared to our net loss for the nine months ended September 30, 2019 of NIS 66.2 million (approximately $19.2 million). The income in the nine months ended September 30, 2020 compared to the loss for the nine months ended September 30, 2019 primarily resulted from other income, a decrease in financial expenses, net, offset by an increase in research and development expenses, and an increase in marketing, general and administrative expenses, as described above.

Three Months Ended September 30, 2020 Compared to Three Months Ended September 30, 2019

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.44 (NIS/$US) as at September 30, 2020.

Research and Development Expenses, net

Our research and development expenses, net for the three months ended September 30, 2020, amounted to NIS 12.6 million (approximately $3.67 million) compared to NIS 16.1 million (approximately $4.7 million) for the three months ended September 30, 2019. The decrease in the three months ended September 30, 2020 compared to the three months ended September 30, 2019 was primarily due to reduced costs associated with the pivotal Phase 3 trial.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the three months ended September 30, 2020 amounted to NIS 7.3 million (approximately $2.12 million) compared to NIS 2.8 million (approximately $0.8 million) for the three months ended September 30, 2019. The increase in the three months ended September 30, 2020 compared to the three months ended September 30, 2019 primarily resulted from share-based payment expenses of NIS 3.5 million (approximately $1 million), and an increase in salaries paid out in 2019 due to a management bonus of NIS 0.7 million (approximately $0.2 million)

Operating Income

Our operating income for the three months ended September 30, 2020 amounted to NIS 55.6 million (approximately $16.2 million) compared to an operating loss of NIS 18.9 million (approximately $5.5 million) for the three months ended September 30, 2019. The operating income primarily resulted from other income in the amount of NIS 78.5 million (approximately $21.9 million) due to revaluation of IIA and EIB liabilities on our balance sheet in accordance with IFRS standards following the failure of the pivotal Phase 3 trial and a decrease in research and development expenses, offset by an increase in marketing, general and administrative expenses.

Financial Expense, Net

Our financial expenses, net for the three months ended September 30, 2020, amounted to NIS 0.3 million (approximately $0.05 million) primarily from currency exchange expenses and from operating lease liabilities.

Net Profit (Loss)

Our net profit for the three months ended September 30, 2020 was NIS 55.3 million (approximately $16 million), compared to our net loss for the three months ended September 30, 2019 of NIS 19.3 million (approximately $5.6 million). The net profit in the three months ended September 30, 2020 compared to the loss for the three months ended September 30, 2019 primarily resulted from other income, a decrease in research and development expenses and financial expenses, net, offset by an increase in marketing and general and administrative expenses, as described above.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities in Israel and the U.S., grants from the Israeli Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy), grants received from the Israeli Ministry of Economy, European grants under the UNISEC consortium and a loan from the European Investment Bank, or EIB. To date, we have not generated any revenues and in October 2020, we announced that our pivotal, phase 3 clinical trial of M-001 as a standalone flu vaccine candidate failed to meet both its primary and secondary efficacy endpoints.

As of September 30, 2020, we had cash and cash equivalents of NIS 24.8 million (approximately $7.2 million) compared to NIS 75.2 million (approximately $21.9 million) as of September 30, 2019. This decrease was attributable to cash used in operations of NIS 56.6 million (approximately $16.4 million), cash used in investing activities of NIS 6.2 million (approximately $1.8 million) and cash provided by financing activities of NIS 14 million (approximately $4 million). As of September 30, 2020, we had an accumulated deficit of NIS 310.7 million (approximately $ 90.3 million).

We believe our current cash balance is not sufficient to cover our operating expenses for the next 12 months. Current conditions indicate that a material uncertainty exists that may cast significant doubt as to our ability to continue as a going concern.

Our existing loan-term liabilities as of September 30, 2020 include an aggregate principal amount of Euro 24 million under the finance contract, or the Finance Contract, with EIB. The EIB loan was made in four tranches, beginning in 2018. The loan is interest free and is repayable, per each tranche, in a single installment five years following the date each tranche was received.

Under the Finance Contract, the EIB may accelerate all loans extended thereunder if an event of default has occurred, which includes, amongst other things, an event of default arising from the occurrence of a material adverse change, defined as any event or change of condition, which in the opinion of the EIB, has a material adverse effect on: our ability to perform our obligations under the Finance Documents; our business, operations, property, condition (financial or otherwise) or prospects; or the rights or remedies of the EIB under the Finance Contract, amongst other things. If the EIB determines that an event of default has occurred, it could accelerate the amounts outstanding under the Finance Contract, making those amounts immediately due and payable.

On January 11, 2021, we entered into an amendment to the Finance Contract with EIB, pursuant to which EIB consented to the appointment of Mr. Amir Reichman as our chief executive officer as required under the Finance Contract.

On January 26, 2021, the EIB notified us that they welcome our efforts to secure future equity financing in an amount not less than USD 2 million in order to enable us to pursue new business opportunities, strengthen our balance sheet and invest in growth. Thus, within that context, the EIB wrote in their letter that they will not consider the failure of our pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the Finance Contract. However, the EIB cautioned us that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the Finance Contract, reserving any other right or remedy the EIB may have now or subsequently. There is no guarantee that the decision by the EIB in their letter will not change at any time and without any notice or that the EIB will not determine that an event of default has occurred under the Finance Contract, which could result in all loans extended under the Finance Contract being accelerated and secured creditor remedies being exercised.

Our ability to continue as a going concern and execute on our business plan is dependent upon our ability to raise capital through private or public financings, enter into a commercial agreement or engage in a strategic alternative, among others. We currently intend to finance our activities through any of the above. However, there is no assurance that we will be successful in raising such capital or, in the event of a capital raising, that such capital will be available on terms acceptable to us.

Our condensed interim unaudited financial statements as of September 30, 2020 submitted on Form 6-K have been prepared on a going concern basis, which contemplates that we will continue in operation for the foreseeable future and be able to realize our assets and discharge our liabilities and commitments in the normal course of business.

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